MADE AS OF JULY 27, 2017
MANULIFE FINANCIAL CORPORATION
and
BNY TRUST COMPANY OF CANADA
TRUSTEE
SECOND SUPPLEMENTAL INDENTURE
Supplemental to
THE TRUST INDENTURE MADE AS OF MAY 25, 2016

THIS SECOND SUPPLEMENTAL INDENTURE made as of the 27th day of July, 2017
B E T W E E N:
MANULIFE FINANCIAL CORPORATION, a corporation
existing under the Insurance Companies Act (Canada) and having its registered office in the City of Toronto in the Province of Ontario
(the "Corporation"),
- and -
BNY TRUST COMPANY OF CANADA, a trust company
incorporated under the federal laws of Canada and having an office in the City of Toronto in the Province of Ontario
(together with its permitted successors and assigns, the "Trustee")

WHEREAS by a trust indenture made as of May 25, 2016 (the "Principal Indenture") between the Corporation and the Trustee, provision was made for the issue in series of subordinated unsecured debentures of the Corporation (the "Debentures"); and
WHEREAS by a First Supplemental Indenture made as of May 25, 2016 between the Corporation and the Trustee, provision was made for the issue of a series of Debentures, being the 3.85% Subordinated Notes due May 25, 2026 in an aggregate principal amount of S$500,000,000 (the "Singapore Notes"), upon the terms set forth in the Principal Indenture as supplemented by the First Supplemental Indenture; and
WHEREAS no other Debentures other than the Singapore Notes have been issued pursuant to the Principal Indenture or any supplement thereunder; and
WHEREAS section 13.1 of the Principal Indenture provides that the Corporation and the Trustee may execute and deliver supplemental indentures, which thereafter form part of the Principal Indenture; and
WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee; and
WHEREAS these presents are to be executed and delivered by the parties hereto by way of supplement to the Principal Indenture to provide for the amendment of the Principal Indenture in the manner as herein provided; and
WHEREAS the Trustee has full power and authority to execute this Second Supplemental Indenture and to accept and execute the trusts herein imposed upon it;
NOW THEREFORE THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as follows

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ARTICLE 1
 INTERPRETATION
1.1	To be read with Indenture.
This Second Supplemental Indenture is supplemental to the Indenture (as defined below), and this Second Supplemental Indenture shall hereafter be read together with the Indenture and shall have effect as if all the provisions thereof and hereof were contained in one instrument.
1.2	Definitions.
In this Second Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith:
1.2.1 the expressions "Article" and "section" followed by a number mean and refer to the specified Article and section of this Second Supplemental Indenture unless otherwise expressly stated;
1.2.2 "Indenture" (when not qualified by the word "Principal" or the word "Supplemental"), "hereto", "hereby", "hereunder", "hereof", "herein" and similar expressions refer to the Principal Indenture and all indentures, deeds or other instruments supplemental or ancillary thereto, including this Second Supplemental Indenture and not to any particular Article, section, subdivision or portion hereof; and
1.2.3 other expressions defined in the Principal Indenture shall have the same meanings when used in this Second Supplemental Indenture.
ARTICLE 2
 AMENDMENTS TO PRINCIPAL INDENTURE
2.1	Amendments.
2.1.1 Section 2.7.2 of the Principal Indenture will cease to apply when the Singapore Notes are no longer outstanding. For greater certainty, any Debentures issued from and after the date of this Second Supplemental Indenture shall only have the benefit of Section 2.7.2 of the Principal Indenture for so long as the Singapore Notes remain outstanding.
2.1.2 The reference to "Section 2.7.2" in the eighth line of section 2.7.1 of the Principal Indenture will cease to apply when the Singapore Notes are no longer outstanding. For greater certainty, any Debentures issued from and after the date of this Second Supplemental Indenture shall only have the benefit of the reference to "Section 2.7.2" in the eighth line of section 2.7.1 of the Principal Indenture for so long as the Singapore Notes remain outstanding.

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2.1.3 The amendments set forth in 2.1.1 and 2.1.2 above are not intended to and do not impact the priority rights of payments to Holders of the Singapore Notes as against borrowing from the Corporation or otherwise.
2.1.4 Section 11.3 of the Principal Indenture is hereby amended by deleting the address of the Trustee and adding a new address to read as follows: "1 York Street, 6th Floor, Toronto, Ontario  M5J 0B6, Attention Vice President, Transaction Management Program (telecopier number: (416) 360-1711)".
ARTICLE 3
 SUNDRY PROVISIONS
3.1	Representation of the Corporation.
       The Corporation represents and warrants to the Trustee:
3.1.1 The rights of the Holders of the Singapore Notes are not materially prejudiced by the amendments contemplated by this Second Supplemental Indenture.
3.2	Acceptance of Trust.
The Trustee hereby accepts the trusts in this Second Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.  This agreement and all documents relating to the transactions covered hereby have been drawn up in English at the express wish of the parties.  Ce contrat et tous les documents pertinents à cette transaction ont été rédigés en anglais à la volonté expresse des parties.
3.3	Counterparts and Formal Date.
This Second Supplemental Indenture may be executed in several counterparts and delivered by facsimile or other electronic transmission, each of which so executed shall be deemed to be an original, and such counterparts together shall be deemed to bear the date first specified above.

IN WITNESS WHEREOF the parties hereto have executed this Second Supplemental Indenture as of the date first specified above.

MANULIFE FINANCIAL CORPORATION
By:	"Stephen B. Roder"
Name: Stephen B. Roder Title: Senior Executive Vice President and Chief Financial Officer
By:	"Halina K. von dem Hagen"
Name: Halina K. von dem Hagen Title: Executive Vice President, Treasury and Capital Management

BNY TRUST COMPANY OF CANADA
By:	"Catherine F. Donohue"
Name: Catherine F. Donohue Title: Authorized Signatory